

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2011

<u>Via Email</u>
Cameron Reynolds
President and Chief Executive Officer
VolitionRX Limited
150 Orchard Road
Orchard Plaza 08-02
Singapore 238841

> **Re:**   **VolitionRX Limited**
> **Form 8-K**
> **Filed October 13, 2011**
> **File No. 000-30402**
> **Form 8-K/A**
> **Filed November 1, 2011**

Dear Mr. Reynolds:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K, filed October 13, 2011</u>

<u>General</u>

1.   Please tell us and disclose the fiscal year end that will be adopted by the post merger entity.

2.   Please amend your Form 8-K to update your financial statements of Volition Rx Limited for the quarter ended September 30, 2011. Also note that the Form 10-K for Standard Capital Corporation is due 90 days after year end (August 31, 2011) as the registrant remains subject to Exchange Act Rules requiring an annual report.

3. Please note that Item 2.01(f) and 5.01(a)(8) of Form 8-K require the provision of Form 10 information for Volition as it is the acquiring entity and the entity whose operations are more relevant on a going forward basis. In several places, such as under Financial Information on page 25, Executive Compensation on page 35, and Certain Relationships and Related Party Transactions and Director Independence on page 36, it is unclear whether you have presented information responsive to Items 303, 402(m)-(r), and 404(d) for Volition for the relevant periods. In this respect your attention is directed to comment one from our letter dated October 21, 2011. Please revise or advise, as appropriate.

4. Please provide a separate section addressing Section 5.06 of Form 8-K Change in Shell Company Status.

Forward Looking Statements

5. We note your references to Section 27A of the Securities Act and Section 21E of the Exchange Act.   Be advised these sections expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that issue penny stock. Please either:

    *   delete any reference to the Private Securities Litigation Reform Act; or
    *   make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to your company.

Item 1.01

6. Please address, in greater detail, the material terms of the share exchange agreement and the impact they may have on investors going forward. Without limit, we note Section 2.3 Outstanding and Future Issuances of Warrants of Volition, Section 5.2 Cancellation of SNDC Shares, and Section 5.3 Reverse Stock Split of SNDC.

Item 3.02

7. Please expand to provide the information requested by Item 701(d) of Regulation S-K. In this regard you should specify the Securities Act section or rule under which you claim an exemption and briefly summarize the facts you relied upon to make the exemption available.

Item 5.01

8. Please provide the percentage of voting securities now beneficially owned by the Volition shareholders. See Item 5.01(a)(3) of Form 8-K.

9.   Please provide the information requested by Item 5.01(a)(6) of Form 8-K.

Item 8.01

10.   Please provide a brief corporate history of Singapore Volition.

Description of our Business, page 4

11.   Please revise the disclosure throughout your document to consistently characterize your development stage and the status of your proposed products. For example, on page five you state your "range of products will continue to expand" and refer to "existing products." However, on page four and elsewhere you state you are a "development stage" company with no revenues. Your revised disclosure should address:

   - the status of tests under development, including milestones achieved and required to be achieved prior to commercialization;
   - the status of any required governmental approvals;
   - the detailed results of any efficacy studies conducted; and,
   - the timeframe and estimated expenditures required to commercialize your tests.

12.   Provide the basis for your belief on page four that your "tests will be able to better detect and characterize cancer and other disease states than existing methods" given that you are a development stage company or remove such disclosure. Similarly, provide the basis for other statements made in the business section, such as the statement on page eight that you believe your tests will be adopted quickly in the healthcare market.

13.   Please provide the basis for the statement on page seven that the company will bring its suite of NuQ blood tests to the market at the end of 2011, given the governmental approvals that relate to your proposed products.

14.   We note several pictures relating to your proposed products, such as the mock-up of a typical kit on page seven. Please remove these pictures or revise to add language immediately following these photos to clarify the lack of a product to date and that there is no guarantee one will be developed.

15.   On page six and elsewhere you make statements concerning your proposed products and the results achieved to date. For example you state you have "developed tests for some of the major nucleosome varieties and [you] have shown [you] can detect the nucleosome patterns …" and "[t]o date, every blood sample taken from patients with cancer that [you] have tested is clearly positive in both of the NuQ-X tests (100%). All blood samples taken from healthy patients have tested clearly negative in both tests (0%). Please revise to substantiate all statements addressing the efficacy of your proposed products. Where such statements are based on the results of scientific studies, please clarify:

- the nature and results of the studies performed, including the number of samples involved and the confidence levels associated with the results;
- who was responsible for performing the studies;
- whether the studies have been published in any peer reviewed journals

In addition, please provide us copies of any studies summarized.

16. On page nine you state "[t]he potential total market size for NuQ self-tests is over a billion dollars annually, based on 30 million test sales worldwide per year." You also indicate the potential market for your HyperGenomics tests would be in the hundreds of millions of dollars. Please provide the basis for these statements, given your development stage or remove these statements.

17. We note several promotional statements throughout your document such as your page nine statement that your "hypergenomic technology has the potential to be as ground breaking and revolutionary as [your] NuQ suite of tests …" and your statement on page 11 that you "expect rapid growth as [your] products become standard …" Please revise to remove this and similar statements or provide us with the basis for your conclusion that your products are "ground breaking and revolutionary."

18. Discuss the lower regulatory barriers to the research market mentioned on page 10 and where you are in the regulatory process for the research market.

19. Please provide a more detailed discussion of your plan of operations on page 10. Discuss in greater detail each milestone, the anticipated time frame, the estimated costs, and the impact that lack of funding will have upon the time frame.

20. Your disclosure on page 11 under Intellectual Property indicates you have patents pending relating to several of your proposed tests. Please disclose the dates of the applications.

21. Discuss in greater detail the "certain standards" and "certain procedures" you must follow to receive the CE Mark. Discuss in greater detail the governmental approval process, as required by Item 101(h)(4)(viii) of Regulation S-K. In addition, discuss the estimated costs associated with the regulatory approval in the EU and in the United States.

22. Please discuss the material terms of the license agreements and the material terms of the acquisition of the patent application for the endometriosis test in June 2011. See Item 101(h)(4)(vii) of Regulation S-K.

23. We note the disclosure in the last risk factor on page 21 regarding the handling of hazardous materials and that you may be subject to environmental liability. Please provide the disclosure required by Item 101(h)(4)(xi) of Regulation S-K.

24.   Please clarify the material terms of the Soft Repayable Grant and loan referred to on page 15.

25.   Please provide the disclosure requested by Item 101(h)(4)(x) and (xii) of Regulation S-K.

Risks Associated with our Business, page 20

26.   We note your page 22 risk factor that you rely on third parties to manufacture and supply your products. In an appropriate location, please summarize the material terms of these arrangements. In addition, please file any material agreements.

Security Ownership of Certain Beneficial Owners and Management, page 28

27.   Please provide the disclosure required by Item 403(b) of Regulation S-K. For instance, we note that you have not provided the disclosure for each director individually. In addition, please include Mr. Rootsaert in the table individually, since he is the beneficial owner of the shares held by Concord International. Lastly, the amount owned by officers and directors as a group should be revised to reflect the shares beneficially owned by officers and directors, such as the shares held through Concord International.

Directors and Executive Officers, page 29

28.   It is unclear whether your executive officers were involved with Singapore Volition prior to the share exchange agreement. If so, please revise the disclosure in this section to provide the information required by Item 401(e) of Regulation S-K for each executive officer, and as applicable scientific executives.

29.   Please provide the business experience for Mr. Innes for the past five years. The only disclosure provided for that time period were non-executive board positions. Similarly, provide more specific business experience for Mr. Alexander.

30.   Please remove the financial information regarding prior business experience, as such information does not present the complete financial information about those companies or transactions.

Certain Relationships and Related Party Transactions, and Director Independence, page 36

31.   We note your disclosure that, on May 31, 2011 "officers, directors, and their family members acquired 12%" of your stock. Please name the purchasers and disclose the price per share paid as well as the number of shares purchased.

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 37

32.   Please provide the information requested by Item 201(a)(iii) of Regulation S-K.

Description of the Registrant's Securities, page 38

33.   Please provide the disclosure required by Item 202 of Regulation S-K.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 38

34.   We note that Standard Capital Corporation and Singapore Volition PTE, Ltd. both engaged different independent auditors prior to the merger. Please confirm who the independent auditor will be going forward for the combined company. A reverse acquisition always involves a change in accountants unless the same accountant audited the pre-merger financial statements of both the operating company and the registrant. The independent accountant that will no longer be associated with the registrant's financial statements is considered the predecessor accountant. Please revise your Form 8-K to include the required disclosures in Item 304 of Regulation S-K.

Exhibits

35.   Exhibits 3.01(b), 10.01, 10.02, 10.03, 10.04, 10.05, 10.06, 10.07, 10.08, 10.09, 10.10, 10.11, 10.12, 10.13, and 10.14 are filed in an improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable format. Refer to Rule 102(a) of Regulation S-T and Section 2.01 of Volume II of the EDGAR Filer Manual. Please revise.

36.   We note several of your exhibits, including 10.05 and 10.06 appear to be filed in French. Please revise to file English translations, as required by Rule 12b-12(d)(2) of the Exchange Act.

37.   Please file the Letter of Appointment with Dr. Faulkes on July 13, 2011 as an exhibit.

38.   We note that Exhibits 10.01, 10.04, and 10.12 have redacted portions of the exhibit without filing a confidential treatment request pursuant to Rule 24b-2. Please either file the exhibits in their entirety or file a confidential treatment request.

Form 8-K/A filed on November 1, 2011

Exhibit 99.1

39.   Where a comment is proposed on the interim financial statements and may also apply to
        the annual statements please make the appropriate revisions, where applicable.

Unaudited Consolidated Financial statements

40.   Please amend your Form 8-K to include the statements of changes in shareholders' equity
        for the interim period presented of Singapore Volition Pte. Ltd.

Consolidated Statement of Cash Flows, page 4

41.   Please tell us how you present the ValiBio SA acquisition in your statement of cash flows
        and explain why the acquisition is not one line item in the investing activities section of
        this statement. Tell us how you considered FASB ASC 230-10-45-13.

42.   You present on your statement of cash flows that you issued shares to settle debt of
        $318,244 during the six months ending June 30, 2011 and $753,404 from the date of
        inception to June 30, 2011. We further note your related party loan balance decreased
        from December 31, 2010 to June 30, 2011. Tell us if the shares issued to pay down debt
        were issued to related parties in payment of your debt to them. If so, please disclose the
        number of shares issued and the fair value used to for settlement.

Notes to Financial Statements, page 5

2. Summary of Significant Accounting Policies, page 5

g) Foreign Currency Translation, page 6

43.   Please clarify whether your functional and reporting currency is the Euro or the U.S.
        dollar. In this paragraph you disclose that your functional currency is the U.S. dollar but
        on page seven under i) Comprehensive loss you disclose recording the effects of foreign
        currency translation from the Euro to the U.S. dollar.

3. Acquisition of ValiBio SA, page 8

44.   We note the assets acquired in the acquisition of ValiBio SA in October 2010 represented
        83% of Singapore Volition's total assets at December 31, 2010. Please tell us how you
        considered whether ValiBio SA should be presented as a predecessor to Singapore
        Volitions. Please tell us how your presentation of ValiBio is appropriate and how you
        determined that the historical financial information of ValiBio should not be presented as
        Singapore Volition's predecessor.

45.   Please tell us and disclose the reasons for the changes in the amount owed to ValiRX PLC for your acquisition of ValiBio SA from $900,000 at December 321, 2010 to $1,376,632 at June 30, 2011. Tell us why this increase was not reflected in your purchase price allocation.

5. Intangible Assets, page 9

46.   Please tell us and disclose why you recorded an increase of $552,682 to intangible assets, net, as of June 30, 2011.

9. Commitments and Contingencies, page 10

47.   Please tell us and disclose the nature and material terms of the grant repayable of $694,707 you have recorded as a liability on your balance sheet at June 30, 2011 and the $657,950 grant received presented as a financing activity in your statement of cash flows. To the extent some portion of this includes the funds received from the Walloon Region government please state this fact and explain why the amounts disclosed in Note 9.a) do not reconcile with amounts in your financial statements, if applicable. Include the basis in U.S. GAAP for your accounting treatment with your response.

10. Subsequent Events, page 11

48.   Please revise and provide the date through which subsequent were evaluated as required by FASB ASC 855-10-50-1.

49.   We note that you issued 350,000 shares in exchange for services valued at a $0.30 per share on September 8, 2011. Please tell us how you determined the fair value for these shares and cite the authoritative guidance used to supports your valuation and accounting. In your response, please tell us how the values of other recently issued shares were considered when determining the fair value of shares issued in exchange for services. For example, you issued 46,238 shares for services on September 5, 2011 at $1.00 per share and 84,166 shares on September 23, 2011 for cash at $1.20 per share.

Exhibit 99.2

7. Common Stock, page 12

50.   We note the issuance of 3.5 million shares for services at a fair value of $0.10 per share on August 17, 2010. Please tell us how you determined the fair value for these shares and cite the authoritative guidance used to supports your valuation and accounting. In your response, please tell us how the value of other issuances was considered when determining the fair value of shares issued in exchange for services. For example, you issued 8,000 shares for services on December 29, 2010 at $0.50 per share. Please explain how your share price went from $0.10 in August 2010 to $0.50 in December 2010.

10. Subsequent Events, page 13

51.   You disclose that subsequent to year end, you issued 1,978,959 shares of common stock
        for $1.7 million ($0.85/share) and 784,736 shares for $467,482 ($0.59/share). You do not
        disclose this information in your interim statement footnote 7 (Exhibit 99.1). Please
        revise to disclose these issuances in your financial statements for the interim period of
        2011. Please also address how the share price of $0.85 and $0.59 compares to the shares
        issued and disclosed in note 7 of your June 30, 2011 statements. In this regard, the shares
        issued during 2010 were issued at a range between $0.10 and $0.50 and shares issued
        during your second quarter were issued at a range between $0.50 and $1.00. Tell us how
        these shares were valued and how you considered historical pricing of share issuances.

Exhibit 99.3

2. Business Acquisition, page 6

52.   We note you disclose here the share exchange was accounted for as a reverse takeover.
        We also note that you further disclose here and at the bottom of the previous page five
        that you applied the acquisition method for business combinations. These are two
        accounting methods have significantly different impact when applied to financial
        statements. Please tell us and revise your disclosure to explain which of the accounting
        methods was actually applied. If the reverse acquisition method of accounting is applied
        please further clarify your existing disclosure to state this was deemed to be a capital
        transaction rather than a business combination that you recorded the carryover value of
        assets and liabilities of the former reporting company and the retained earnings will
        reflect that of the operating company. Also remove any disclosures referencing purchase
        price allocations as this is only applicable under the acquisition method of accounting.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or Melissa Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director